

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via E-mail
Sashi Jagdishan
Group Head Finance
HDFC Bank Limited
HDFC Bank House, Senapati Bapat Marg
Lower Parel, Mumbai. 400 013, India

> **Re: HDFC Bank Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 30, 2011**
> **File No. 001-15216**

Dear Mr. Jagdishan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011
Business
Overview, page 3

1. We note your discussion regarding net non-performing customer assets and that this information is determined in accordance with Indian GAAP. Your response to our previous comment two in our letter dated June 24, 2011 indicated that the provision for loan losses is determined independently for financial statement and regulatory purposes. Therefore, in future filings, please revise your discussion throughout this section, in the Competitive Strengths disclosures on pages four and five and the Risk Factors disclosures on page 25, as appropriate, to present your financial information on the same basis as your financial statements.

Retail Loans and Other Asset Products, page 6

2. In future filings, please quantify the amount of unsecured loans outstanding.

Customers and Marketing, page 10

3. We note your disclosure that as of March 31, 2011, around 13% of your retail deposit customers contributed approximately 68% of your retail deposits. We also note your disclosure on page 10 of your Form 20-F for the fiscal year ended March 31, 2010 that approximately 10% of your retail deposit customers contributed approximately 35% of your retail deposits. In future filings, please revise your discussion within Liquidity and Capital Resources to explain the reasons for these trends. Discuss whether you acquired one or a few large depositors during 2011 and if so, discuss the potential impact on your liquidity if one of these depositors withdrew their funds.

Risk Factors, page 24

4. In future filings, please include a separate risk factor that describes the Reserve Bank of India's directed lending requirements and specifically discusses risks associated with required priority sector lending and its direct and indirect effects on your business. To the extent that these sectors have experienced higher levels of non-performing assets, restructurings and/or defaults, please discuss your experiences with these issues in these sectors and quantify your disclosure. Please note, your discussion should also discuss the consequences if your loans to these sectors do not meet the directed lending requirements.

Directed Lending, page 62

5. Please disclose whether you met your directed lending requirement as of the last fiscal year. If you did not, please quantify the portion of any shortfall and the interest rates that you are receiving from the Indian development banks.

Non-Performing Loans, page 63

6. Please disclose the amount and/or percentage of non-performing loans that are unsecured.

Top Ten Non-Performing Loans, page 67

7. Please refer to our previous comment one in our letter dated June 24, 2011. We note your response and your revised disclosures. From the tabular disclosure on page 67, it appears that many of these loans are not currently servicing all payments and that the principal balance net of the allowance for loan losses exceeds the value of collateral held against these loans. Please revise your future filings to disclose the following:

- Please clarify whether you consider these loans to be collateral dependent. If not, please clarify why not in light of the fact that the borrowers are currently not servicing all payments.
- Please clarify why your measure of impairment does not appear to cover the outstanding principle balance less collateral held for loans that are not currently servicing all payments. For example, clarify if you have hedged your credit risk through purchased credit derivatives or other means, such as guarantors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Credit Losses, page 77

8. On page 69, your tabular disclosure indicates that you recovered approximately Rs. 11.3 billion during 2011, which is significantly more than amounts previously recovered in the years prior to 2011. You disclose on page 77 that the primary drivers for lower delinquencies and credit losses in 2011 were a favorable economic environment and increased penetration of your existing customer base. You further disclose that you experienced lower delinquencies, and an improvement in asset quality. Please revise your future filings to expand your disclosure to specifically address the impact that such a large recovery had on your provision for loan losses, and clarify whether this amount was driven by a few large credits or was portfolio wide. In this regard, it appears that your provision would have been much higher absent this recovery in spite of the disclosed improvement in overall economic conditions and credit quality.

Non-Interest Revenue, page 78

9. Given the material increase in your income from foreign exchange transactions, please revise your disclosure to provide additional detail regarding the reasons for this increase. Please also separately provide additional detail for the cause of the material decrease in derivative gains/(loss). To the extent that changes in credit spreads are driving part or all of the increases, please explain and separately quantify the reasons for those changes between periods.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(i) Allowance for Credit Losses, page F-11

10. Please revise your future filings to disclose the defined delinquency levels at which you charge off your retail loans. Refer to ASC 310-10-50-11B(b).

11. Loans, page F-23

11. We note that disclose significantly fewer loan classes for the year ended March 31, 2011 than in your Form 20-F for the fiscal year ended March 31, 2010. We further note that your disclosure of how you assess your loan portfolio for credit risk does not appear to have changed during the current period. Please tell us how you considered the guidance in paragraphs 16 though 18 of ASC 310-10-55 when determining the appropriate level of

disaggregation and disclose whether you have changed your policies for assessing credit risk to a more aggregated level. If so, please revise to discuss the reasons for the change in policy from the prior period.

12. Your disclosures on page 64 indicate that you utilize loan to value ratios as one credit quality indicator when determining the appropriate level of allowance for loan losses. Please revise your disclosure to provide the information required by ASC 310-10-50-29, or tell us how you concluded that disclosure was not necessary. As part of your response, please tell us how often you obtain updated or refreshed loan to value ratios. Please refer to ASC 310-10-55-19.

13. On page F-26 you disclose that your cash recoveries do not include the recoveries against write off cases amounting to Rs. 4,357.6 million. Please clarify where these amounts are recorded and tell us how you concluded that your accounting treatment of these recoveries was appropriate. Please also revise your disclosures on page F-11 to clearly disclose your policy for accounting for recoveries.

34. Business Combinations, page F-56

14. Please refer to our previous comment four in our letter dated June 24, 2011. We note your response, however, the reason for recording a separate branch network intangible remains unclear. Please clarify how this intangible is separate and distinct from your core deposit or customer relationship intangibles. As part of your response, please clarify the methods and cash flows considered in valuing each of these assets separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker for

Suzanne Hayes
Assistant Director